UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   May, 2005

Commission File Number 333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes  ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                                            . )

The purpose of this Form 6-K is to submit to the Commission the attached press release issued by the Company on May 9, 2005.

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: May 10, 2005	By:	/s/ Peter G. Gram
		Name:	Peter G. Gram
		Title:	Company Secretary

Press Release

Virgin Express Holdings PLC (Euronext: VIRE; OTC Bulletin Board: VIRGY)
London, 9th May 2005

€ 1 Offer Exit Plan Approved by Virgin Express PLC Shareholders

Virgin Express Holdings PLC (“VEX PLC”) is pleased to announce that at the Extraordinary General Meeting held earlier today the shareholders unanimously approved all of the resolutions set out in the notice of the extraordinary general meeting sent to shareholders on 15th April 2005, thereby approving all the corporate actions necessary for the €1 a share distribution to shareholders which was announced on 12th April 2005 and further described in the circular made publicly available by VEX PLC.

As a result €1 gross exit price per share will be distributed by the liquidators of VEX PLC appointed at the shareholder meeting to the minority shareholders on or around 8th June 2005, following which the Company will be delisted from Euronext.

Furthermore, as soon as practicable after the €1 a share distribution, VEX PLC will terminate its periodic reporting obligations under the United States Securities Exchange Act of 1934 by filing a certification on Form 15 that it has fewer than 300 shareholders resident in the United States.

The directors Sir Richard Branson, David Hoare, Neil Burrows and Luc Bertrand have resigned from the Board of Directors.

Statement of the Chairman

I am very pleased the €1.00 per share exit proposal to minority shareholders has been unanimously accepted by our shareholders. I would like to thank Neil Burrows and his management team, the Virgin Group and our non executive director, Luc Bertrand, for the support they have given the business over the past five years, whilst I have been your Chairman.

Important Information Regarding the Proposed Exit for Equity Shareholders

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell, in the United States or elsewhere, American depositary shares or International depositary shares of Virgin Express Holdings PLC.

Media Relations:

Yves Panneels, Corporate Communication Manager Virgin Express Holdings PLC, tel. +32 (0) 478 48 25 74